Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-220240

QUÉBEC

U.S.$ 1,500,000,000

1.350% GLOBAL NOTES SERIES QZ DUE May 28, 2030

FINAL TERM SHEET

May 19, 2020

Issuer:	Québec

Existing Long-Term Issuer Ratings*:	Moody’s: Aa2; S&P: AA-; Fitch: AA-

Format:	SEC Registered Global Offering

Title:	1.350% Global Notes Series QZ due May 28, 2030

Ranking:	Direct, unconditional debt

Size:	U.S.$1,500,000,000

Trade Date:	May 19, 2020

Settlement Date:	May 28, 2020 (T+6)

Maturity Date:	May 28, 2030

Interest Payment Dates:	May 28 and November 28 of each year

First Payment Date:	November 28, 2020. Interest will accrue from May 28, 2020

Spread to Benchmark:	T + 64.85 bps

Spread to Mid-Swaps:	+67 bps

Benchmark Treasury:	UST 0.625% due May 15, 2030

UST Spot/Yield:	99-06 / 0.709%

Yield to Maturity:	1.358%

Coupon:	1.350% payable semi-annually

Price:	99.925% plus accrued interest, if any, from May 28, 2020

Day Count:	30/360

Minimum Denominations:	U.S.$5,000 and in multiples of U.S.$1,000 in excess thereof

Joint Lead Managers and Bookrunners:	HSBC Bank plc J.P. Morgan Securities plc RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

CUSIP/ISIN:	748148SB0 / US748148SB04

Listing and Admission to Trading:	Admission to the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market of the Luxembourg Stock Exchange. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended, “MiFID II”). This admission may be completed following settlement on a reasonable efforts basis.

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated September 11, 2017, and Preliminary Prospectus Supplement filed on May 19, 2020. https://www.sec.gov/Archives/edgar/data/722803/000119312520145695/d934853d424b3.htm

Stabilization:	Reg M/FCA/ICMA

European Economic Area and UK Legend:

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”) . For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. Each person in a Member State of the EEA or in the UK who receives any communication in respect of, or who acquires any Notes under, the offer contemplated in this document, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted and agreed to and with each underwriter and Québec that it and any person on whose behalf it acquires Notes as a financial intermediary, as that term is defined in the Prospectus Regulation, is: (a) a qualified investor as defined in the Prospectus Regulation; and (b) not a “retail investor” as defined above.

In this document, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

MiFID II Target Market:	Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

United Kingdom Legend:	This document is only for distribution to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue and sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Belgium Legend:	The Notes may not be advertised to any individual in Belgium qualifying as a consumer within the meaning of Article I.1 of the Belgian Code of Economic Law, as amended from time to time (a “Belgian Consumer”), and the Notes may not be offered, sold or resold, transferred or delivered, and no prospectus memorandum, information circular, brochure or any similar documents in relation to the Notes, may be distributed, directly or indirectly, to any Belgian Consumer.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Bank plc toll-free at 1-866-811-8049 or J.P. Morgan Securities plc toll-free at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.